Exhibit 16

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: October 26, 2011

The Williams Companies, Inc.

By:	/s/ Ralph A. Hill

Name: Ralph A. Hill Title: Senior Vice President – Exploration and Production

Williams Global Energy (Cayman) Limited

By:	/s/ Ralph A. Hill

Name: Ralph A. Hill Title: Senior Vice President

WPX Energy, Inc.

By:	/s/ Ralph A. Hill

Name: Ralph A. Hill Title: Chief Executive Officer